                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 7)

                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. -- OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                          DEPOSITARY UNIT CERTIFICATES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*          Amount of Filing Fee**
        ------------------------        -----------------------
        $1,063,330.35                   $86.02

     *   For purposes of calculating the fee only.   ** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   ______________________        Filing Party:   ______________________

         Form or Registration No.:  _____________________        Date Filed:     ______________________




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer              [ ] going-private transaction
          subject to Rule 14d-1.                    subject to Rule 13e-3.


     [ ]  issuer tender offer subject           [ ] amendment to Schedule 13D
          to Rule 13e-4.                            under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding depositary unit certificates ("Units") of U.S. Realty Partners Limited Partnership, a Delaware limited partnership, at a price of $2.35 per unit in cash, subject to the conditions set forth in the amended and restated Offer to Purchase, dated December 16, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(7), (a)(8) and (a)(9), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         On March 31, 2004, AIMCO Properties mailed a supplement (the "Offer to Purchase Supplement") and a supplemental Acknowledgment and Agreement ("Supplemental Acknowledgment and Agreement") to the holders of Units of U.S. Realty Partners Limited Partnership, clarifying certain terms and conditions of the Offer to Purchase and announcing that it was extending the expiration date of the offer from midnight New York time on March 31, 2004, to midnight New York time April 9, 2004. A copy of that Offer to Purchase Supplement and Supplemental Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(16) and (a)(17), respectively.

         This Amendment No. 7 amends Items 4, 11 and 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO Properties.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

         On March 31, 2004, AIMCO Properties announced that it was extending the offer period until midnight New York time, on April 9, 2004, and mailed the Offer to Purchase Supplement and Supplemental Acknowledgment and Agreement to each holder of units in U.S. Realty Partners Limited Partnership, copies of which are attached hereto as Exhibits (a)(16) and (a)(17), respectively. AIMCO Properties reserves the right to further extend the offer, to amend the offer or to terminate the offer, in each case in its discretion and in accordance with the terms of the Offer to Purchase, as amended.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase, the Offer to Purchase Supplement, and the amended Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase Units of U.S. Realty Partners Limited Partnership, dated December 3, 2003. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated December 3, 2003.
                  (Previously filed)

(a)(4) Letter, dated December 3, 2003, from AIMCO Properties to the holders of Units of U.S. Realty Partners Limited Partnership. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2003 filed with the Commission on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase Units of U.S. Realty Partners Limited Partnership, dated December 16, 2003. (Previously filed)

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 16, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(9) Amended and Restated Acknowledgement and Agreement, dated December 16, 2003. (Previously filed)

(a)(10) Letter, dated December 16, 2003, from AIMCO Properties to the holders of Units of U.S. Realty Partners Limited Partnership. (Previously filed)

(a)(11) Letter, dated January 15, 2004, from AIMCO Properties to the holders of Units of U.S. Realty Partners Limited Partnership. (Previously filed)

(a)(12)           Press Release of January 30, 2004. (Previously filed)

(a)(13)           Press Release of February 13, 2004. (Previously filed)

(a)(14)           Press Release of February 27, 2004. (Previously filed)

(a)(15)           Press Release of March 19, 2004. (Previously filed)


(a)(16)           Supplement to Offer to Purchase, dated March 31, 2004.

(a)(17)           Supplemental Acknowledgment and Agreement, dated March 31,
                  2004.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Second Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and the lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, is incorporated herein by reference).

(b)(4) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit
                  10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)               Not applicable

(g)               None.

(h)               None.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2004
                                       AIMCO PROPERTIES, L.P.

                                       By: /s/ Martha L. Long
                                           -------------------------------------
                                           Senior Vice President


                                       AIMCO-GP, INC.

                                       APARTMENT INVESTMENT AND
                                       MANAGEMENT COMPANY

                                       By: /s/ Martha L. Long
                                           -------------------------------------
                                           Senior Vice President of each of the
                                           foregoing entities

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

(a)(1) Offer to Purchase Units of U.S. Realty Partners Limited Partnership, dated December 3, 2003. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated December 3, 2003.
                  (Previously filed)

(a)(4) Letter, dated December 3, 2003, from AIMCO Properties to the holders of Units of U.S. Realty Partners Limited Partnership. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2003 filed with the Commission on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase Units of U.S. Realty Partners Limited Partnership, dated December 16, 2003. (Previously filed)

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 16, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(9) Amended and Restated Acknowledgement and Agreement, dated December 16, 2003. (Previously filed)

(a)(10) Letter, dated December 16, 2003, from AIMCO Properties to the holders of Units of U.S. Realty Partners Limited Partnership. (Previously filed)

(a)(11) Letter, dated January 15, 2004, from AIMCO Properties to the holders of Units of U.S. Realty Partners Limited Partnership. (Previously filed)

(a)(12)           Press Release of January 30, 2004. (Previously filed)

(a)(13)           Press Release of February 13, 2004. (Previously filed)

(a)(14)           Press Release of February 27, 2004. (Previously filed)

(a)(15)           Press Release of March 19, 2004. (Previously filed)

(a)(16)           Supplement to Offer to Purchase, dated March 31, 2004.

(a)(17)           Supplemental Acknowledgment and Agreement, dated March 31,
                  2004.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Second Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and the lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, is incorporated herein by reference).

(b)(4) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit
                  10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)               Not applicable

(g)               None.

(h)               None.